VIA EDGAR TRANSMISSION
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America
Re:	Notice of Disclosure Filed in Annual Report on Form 20-F 2024 Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act
Ladies and Gentlemen:
Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Nokia Corporation has made disclosure pursuant to such provisions in its Annual Report on Form 20-F for the fiscal year ended 31 December 2024, which was filed with the U.S. Securities and Exchange Commission on 13 March 2025.
Respectfully submitted,

13 March 2025

NOKIA CORPORATION

By:	/s/ Johanna Mandelin
Name:	Johanna Mandelin
Title:	Vice President, Corporate Legal

By:	/s/ Stephan Prosi
Name:	Stephan Prosi
Title:	Vice President, Corporate Controlling and Accounting